Delisting Determination,The Nasdaq Stock Market, LLC,
June 23, 2009, TVI Corporation. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of TVI Corporation
(the Company), effective at the opening of the trading session on July 6, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule
5450(a)(2) (the bid price rule). (The bid price rule was enumerated as 4310(c)(4) at the time of the determination.)
The Company was notified of the Staffs determination on June 3, 2008. The Company requested a review of the Staffs determination before the Listing
Qualifications Hearings Panel. Based on information provided by the Company, the Panel granted an exception and allowed continued listing until December 1, 2008. The Company remained listed past that date by operation of the suspension of enforcement of the bid price rule. On April 1, 2009, staff notified the Company that it was subject to delisting for an additional deficiency pursuant to Listing
Rule 5110(b) and that if it did not request a hearing to appeal that delisting by April 9, 2009, it would be delisted. The Company did not request a hearing and trading in the Companys securities was suspended on April 13, 2009. The Staffs Determination to delist the Company became final on May 26, 2009.